Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 15, 2023

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Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746)

Response to the Staff’s Comments on Registration Statement on Form F-4 Filed on October 16, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2023 on the Company’s registration statement on Form F-4 filed with the Commission on October 16, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its amendment No.1 to the Registration Statement (the “Amendment No.1”) and certain exhibits via EDGAR with the Commission.

U.S. Securities and Exchange Commission

November 15, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1. The changes reflected in the Amendment No.1 include those made in response to the Staff’s comments as well as other updates.

Registration Statement on Form F-4 filed October 16, 2023

What is the effective underwriting fee that will be received by the underwriter for the IPO?, page 24

1.	We note the disclosure that CS has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 331 and 337 of the of the Amendment No.1.

Compensation of Directors and Executive Officers, page 340

2.	Please update the compensation disclosure for the most recently completed fiscal year.

In response to the Staff’s comment, the Company has revised the disclosure on page 346 of the of the Amendment No.1.

Jurisdiction and Arbitration, page 363

3.	We note section 7.6 of the deposit agreement filed as Exhibit 4.2 and the new disclosure on page 364 that the deposit agreement includes an exclusive jurisdiction provision and the right of the depositary to refer any claims brought for arbitration. Please disclose on page 364 and in the Risk Factors section how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders and address any question as to the enforceability of the arbitration provision. In addition, disclose in your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder. Finally, please disclose in your deposit agreement that the arbitration provisions do not apply to the federal securities laws.

U.S. Securities and Exchange Commission

November 15, 2023

The Company confirms that the arbitration provisions in the deposit agreement only govern disputes or differences arising from or in connection with the relationship created by the deposit agreement and expressly state that they do not preclude any investor from bringing a claim arising under the Securities Act or the Exchange Act in federal courts and that no disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of the deposit agreement.

The Company draws the Staff’s attention to Section 7.6 (Governing Law and Jurisdiction), paragraph 3, of the deposit agreement filed as Exhibit 4.2:

“The Company, the Depositary and by holding an American Depositary Share (or interest therein) Holders and Beneficial Owners each agree that, notwithstanding the foregoing, with regard to any claim or dispute or difference of whatever nature between or involving the parties hereto arising directly or indirectly from the relationship created by this Deposit Agreement, the Depositary, in its sole discretion, shall be entitled to refer such dispute or difference for final settlement by arbitration (“Arbitration”) in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “Rules”) then in force. The arbitration shall be conducted by three arbitrators, one nominated by the Depositary, one nominated by the Company, and one nominated by the two party-appointed arbitrators within 30 calendar days of the confirmation of the nomination of the second arbitrator. If any arbitrator has not been nominated within the time limits specified herein and in the Rules, then such arbitrator shall be appointed by the American Arbitration Association in accordance with the Rules. Judgment upon the award rendered by the arbitrators may be enforced in any court having jurisdiction thereof. The seat and place of any reference to arbitration shall be New York City, New York, and the procedural law of such arbitration shall be New York law. The language to be used in the arbitration shall be English. The fees of the arbitrator and other costs incurred by the parties in connection with such Arbitration shall be paid by the party or parties that is (are) unsuccessful in such Arbitration. For the avoidance of doubt this paragraph does not preclude Holders and Beneficial Owners from pursuing claims under the Securities Act or the Exchange Act in federal courts.”

The Company draws the Staff’s attention to Section 5.2 (Exoneration), paragraph 3, of the deposit agreement filed as Exhibit 4.2:

U.S. Securities and Exchange Commission

November 15, 2023

“No disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of this Deposit Agreement.”

In response to the Staff’s comment, the Company has included a new risk factor on page 148 and revised the disclosure on page 370 of the Amendment No.1.

Jury Trial Waiver, page 364

4.	We note section 25 of the deposit agreement filed as Exhibit 4.2 and the new disclosure on page 364 that the deposit agreement includes a jury trial waiver which applies to claims under the federal securities laws. Please disclose in this section and in the Risk Factors section how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. In addition, disclose in your registration statement and the depositary agreement that despite agreeing to this provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company draws the Staff’s attention to Section 5.2 (Exoneration), paragraph 3, of the deposit agreement filed as Exhibit 4.2, which provides that “No disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of this Deposit Agreement.”

This language was discussed and agreed with the Staff on a conference call on September 4, 2018 between the Depositary, its counsel and the Staff in connection with this comment in another initial public offering. This conversation included both the Staff examiner and the examiner’s supervisor in that matter.  In connection with that discussion and to clarify that the Company and Depositary have to comply with the Securities Act and Exchange Act, the Depositary’s form of deposit agreement was revised as set forth above.

In response to the Staff’s comment, the Company has revised the disclosure to include a new risk factor on pages 148-149, which also reflects the language agreed in Section 5.2 (Exoneration), and the disclosure on page 370 of the Amendment No.1.

Item 21. Exhibits and Financial Statement Schedules, page II-2

5.	You indicate that you have redacted information from Exhibit 10.6 pursuant to Item 601(b)(10)(iv) of Regulation S-K, but it is not clear which information has been redacted. Please revise the exhibit to clearly show the redactions or correct the designation in the footnotes.

U.S. Securities and Exchange Commission

November 15, 2023

In response to the Staff’s comment, the Company has revised the label of Exhibit 10.6 to indicate that certain schedules of the Exhibit 10.6 have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Exhibit 10.6 is filed concurrently with the Amendment No.1.

6.	Please have counsel provide a final, executed version of Exhibit 5.2 in a pre-effective amendment to the proxy statement/prospectus.

In response to the Staff’s comment, executed version of Exhibit 5.2 is filed concurrently with the Amendment No.1.

General

7.	Please provide us with any correspondence between CS and the target relating to CS's resignation.

In response to the Staff’s comment, the Company has supplementally submitted to the Staff under separate cover copies of its correspondence with Credit Suisse Securities (USA) LLC (“CS”) regarding the termination of CS’s engagements as joint placement agent to LTC and exclusive equity capital markets advisor to LCAA. The Company respectfully advises that no other relevant correspondence exists between CS and the Company and/or LCAA relating to CS’s resignation.

8.	Please provide us with the engagement letter between the target and CS. Please disclose any ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

In response to the Staff’s comment, the Company has supplementally submitted to the Staff under separate cover copies of the engagement letters regarding CS’s engagements as joint placement agent to LTC and exclusive equity capital markets advisor to LCAA and revised the disclosure on pages 25, 143 and 200 of the Amendment No.1.

9.	Disclose whether CS provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why CS was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that CS has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

U.S. Securities and Exchange Commission

November 15, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26, 144, 199, 200 and 220 of the Amendment No.1.

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U.S. Securities and Exchange Commission

November 15, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.

Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.

Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jesse Sheley, Partner, Kirkland & Ellis International LLP

Steve Lin, Partner, Kirkland & Ellis International LLP

Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP

Justin You Zhou, Partner, Kirkland & Ellis International LLP

John Fung, Partner, KPMG Huazhen LLP